                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 3)

                               Four Media Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    350872107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                December 6, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 350872107                                           Page 2 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              10,678,500
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,678,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,678,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 350872107                                           Page 3 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              11,300,000
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,300,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,300,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 350872107                                           Page 4 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              11,300,000
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,300,000
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           11,300,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note

     This Amendment No. 3 to Schedule 13D ("Schedule 13D/A") is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"), relating to the common stock, par value $0.01 per share, of Four Media Company, a Delaware corporation (the "Company"). In addition, Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WNEPIII") are included as Reporting Entities in this Amendment No. 3. Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Four Media Company, par value $0.01 per share.

     As further detailed herein and in the Exhibits attached hereto, the information reported on this Schedule 13D/A pertains to the proposed sale of the Company (the "Transaction"). On December 6, 1999, the Company, AT&T Corp., D-Group Merger Corp. ("Merger Sub") and Liberty Media Corporation ("Liberty") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, inter alia, Liberty agreed to acquire all of the outstanding shares of Common Stock of the Company. A copy of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to a Voting Agreement, dated as of December 6, 1999, the Reporting Entities agreed, inter alia, to vote in favor of the Transaction.


                                    5 of 13

     While the consummation of the Transaction is contingent upon certain events beyond the control of the Reporting Entities, the Voting Agreement could confer beneficial ownership upon Liberty insofar as it could be regarded as sharing in the direction of the voting of Common Stock beneficially owned by the Reporting Entities.

     The original Schedule 13D with respect to the Transaction was filed on January 26, 1999, following the Reporting Entities' initial investment in the Company and was amended to reflect the closing of such initial investment as of April 8, 1999 and the execution of a non-binding letter of intent relating to the Transaction as of October 29, 1999.

Item 1. Security and Issuer.

     This amended statement on Schedule 13D/A relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-2 under the Exchange Act. The address of the principal executive offices of the Company is 2813 West Alameda Avenue, Burbank, California, 91505.

Item 2. Identity and Background.

     (a) This statement is filed by WPEP, WP and EMW. The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.


                                    6 of 13

     (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.


                                     7 of 13

Item 3. Source and Amount of Funds or Other Consideration.

     No change.

Item 4. Purpose of Transaction.

     On December 6, 1999, the Company entered into the Merger Agreement pursuant to which Liberty agreed to acquire the Company by means of a merger of Merger Sub, a wholly owned subsidiary of Liberty, with and into the Company (the "Merger"), with the Company surviving the Merger. At the effective time of the Merger (the "Effective Time"), each share of Common Stock will be converted into and represent the right to receive, and will be exchangeable for, (i) 0.16129 shares of Class A Liberty Group Stock of AT&T Corp., Liberty's parent company, and (ii) $6.25 in cash. Consummation of the Merger is subject to the approval of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as are more fully described in the Merger Agreement.

     Concurrent with the execution of the Merger Agreement, the Reporting Entities entered into the Voting Agreement as an inducement to Liberty to enter into the Merger Agreement. Pursuant to the Voting Agreement, the Reporting Entities have agreed with Liberty that they will not directly or indirectly (i) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or


                                    8 of 13
encumber with any lien, any of the Company's securities; (ii) acquire any shares of Common Stock or other securities of the Company, subject to certain exceptions set forth in the Voting Agreement or pursuant to an exercise of outstanding warrants to purchase Common Stock held by the Reporting Entities;
(iii) deposit any of the Company's securities into a voting trust, enter into a voting agreement or arrangement with respect to the Company's securities or grant any proxy or power of attorney with respect to such securities (other than the Voting Agreement); (iv) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any shares of Common Stock or any other securities of the Company; (v) participate or engage in any discussions or negotiations with any person other than Liberty or its affiliates relating to any of the foregoing; or
(vi) provide any material non-public information regarding the Company or any of its subsidiaries or any of the Company's securities to any person other than Liberty and its affiliates, or affiliates and advisors of the Reporting Entities in connection with any of the foregoing. If any of the Reporting Entities or their representatives receives any inquiry or proposal regarding the possibility of any of the foregoing, such party is required to promptly notify Liberty thereof in writing and to provide Liberty with such information regarding such inquiry or proposal as Liberty shall reasonably request, to


                                     9 of 13
the full extent such information is reasonably available to such party.

     The foregoing descriptions of the Merger Agreement and the Voting Agreement and the transactions contemplated therein do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is incorporated by reference as Exhibit 2 hereto, and the Voting Agreement, a copy of which is incorporated by reference as Exhibit 3 hereto.

     (a) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

     (c) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.


                                    10 of 13

     (d) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Company, or which relate to or would result in
(i) any material change in the present capitalization or dividend policy of the Company; (ii) any other material change in the Company's business or corporate structure; (iii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (iv) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (v) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (vi) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     No change.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of the original Schedule 13D, this amendment and any further amendments hereto.

     Except as referred to above, in the Explanatory Note, and elsewhere in this statement, there are no contracts, arrangements,


                                    11 of 13
understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

     2. Agreement and Plan of Merger, dated as of December 6, 1999, among Four Media Company, Liberty Media Corporation, AT&T Corp. and D-Group Merger Corp., incorporated by reference to the same document included as Exhibit 99.1 to Current Report on Form 8-K filed by the Company on December 7, 1999, under SEC File No. 0-21943.

     3. Voting Agreement, dated as of December 6, 1999, among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Four Media Company and Liberty Media Corporation, incorporated by reference to the same document included as Exhibit
99.2 to Current Report on Form 8-K filed by the Company on December 7, 1999, under SEC File No. 0-21943.


                                    12 of 13

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1999                 WARBURG, PINCUS EQUITY
                                          PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner

Dated: December 6, 1999                 WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner

Dated: December 6, 1999                 E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Managing Director

                                       S-8
                                   Schedule I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------

                                        Present Principal Occupation
                                        in Addition to Position with
                                        WP, and Positions with the
Name                                    Reporting Entities
----                                    ----------------------------

Joel Ackerman                           Managing Director and Member, EMW

Alvaro J. Aguirre                       Managing Director and Member, EMW

Alan Baratz                             Managing Director and Member, EMW

Harold Brown                            Senior Managing Director and Member, EMW

W. Bowman Cutter                        Managing Director and Member, EMW

Cary J. Davis                           Managing Director and Member, EMW

Stephen Distler                         Managing Director, Member and
                                        Treasurer, EMW

Stewart K.P. Gross                      Managing Director and Member, EMW

Patrick T. Hackett                      Managing Director and Member, EMW

Jeffrey A. Harris                       Managing Director and Member, EMW

William H. Janeway                      Senior Managing Director and Member, EMW

Douglas M. Karp                         Managing Director and Member, EMW

Charles R. Kaye                         Managing Director and Member, EMW

Henry Kressel                           Managing Director and Member, EMW

Joseph P. Landy                         Managing Director and Member, EMW

Sidney Lapidus                          Managing Director and Member, EMW

Kewsong Lee                             Managing Director and Member, EMW

Reuben S. Leibowitz                     Managing Director and Member, EMW

S. Joshua Lewis                         Managing Director and Member, EMW

David E. Libowitz                       Managing Director and Member, EMW

Nancy Martin                            Managing Director and Member, EMW

Edward J. McKinley                      Managing Director and Member, EMW

Rodman W. Moorhead III                  Senior Managing Director and Member, EMW

Howard H. Newman                        Managing Director and Member, EMW

Gary D. Nusbaum                         Managing Director and Member, EMW

Dalip Pathak                            Managing Director and Member, EMW

Lionel I. Pincus                        Chairman of the Board, CEO,
                                        and Managing Member, EMW; and
                                        Managing Partner, Pincus & Co.

Ernest H. Pomerantz                     Managing Director and Member, EMW

John D. Santoleri                       Managing Director and Member, EMW

Steven G. Schneider                     Managing Director and Member, EMW

James E. Thomas                         Managing Director and Member, EMW

John L. Vogelstein                      Vice Chairman and Member, EMW

Elizabeth H. Weatherman                 Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**


*  New York limited partnership; its primary activity is
            ownership interest in WP and EMW.
** New York limited partnership; its primary activity is
            ownership interest in WP.

                                 MEMBERS OF EMW
                                 --------------

                                        Present Principal Occupation
                                        in Addition to Position with
                                        EMW, and Positions with the
Name                                    Reporting Entities
----                                    ----------------------------

Joel Ackerman                           Partner, WP

Alvaro J. Aguirre                       Partner, WP

Alan Baratz                             Partner, WP

Harold Brown                            Partner, WP

W. Bowman Cutter                        Partner, WP

Cary J. Davis                           Partner, WP

Stephen Distler                         Partner, WP

Stewart K.P. Gross                      Partner, WP

Patrick T. Hackett                      Partner, WP

Jeffrey A. Harris                       Partner, WP

William H. Janeway                      Partner, WP

Douglas M. Karp                         Partner, WP

Charles R. Kaye                         Partner, WP

Henry Kressel                           Partner, WP

Rajiv B. Lall(1)

Joseph P. Landy                         Partner, WP

Sidney Lapidus                          Partner, WP

Kewsong Lee                             Partner, WP

Reuben S. Leibowitz                     Partner, WP

S. Joshua Lewis                         Partner, WP

David E. Libowitz                       Partner, WP

John W. MacIntosh(2)

Nancy Martin                            Partner, WP

Edward J. McKinley                      Partner, WP

James McNaught-Davis(3)

Rodman W. Moorhead III                  Partner, WP

Howard H. Newman                        Partner, WP

Gary D. Nusbaum                         Partner, WP

Dalip Pathak                            Partner, WP

Lionel I. Pincus                        Managing Partner, WP; Chairman
                                        of the Board and CEO, EMW;
                                        Managing Partner, Pincus & Co.

Ernest H. Pomerantz                     Partner, WP

John D. Santoleri                       Partner, WP

Steven G. Schneider                     Partner, WP

Dominic H. Shorthouse(3)

Melchior Stahl(4)

Chang Q. Sun(5)

James E. Thomas                         Partner, WP

John L. Vogelstein                      Partner, WP

Elizabeth H. Weathermen                 Partner, WP

Jeremy S. Young(3)

Pincus & Co.*


(1) Citizen of India

(2) Citizen of Canada

(3) Citizen of United Kingdom

(4) Citizen of Germany

(5) Citizen of People's Republic of China

* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                  Exhibit Index

     1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

     2. Agreement and Plan of Merger, dated as of December 6, 1999, among Four Media Company, Liberty Media Corporation, AT&T Corp. and D-Group Merger Corp., incorporated by reference to the same document included as Exhibit 99.1 to Current Report on Form 8-K filed by the Company on December 7, 1999, under SEC File No. 0-21943.

     3. Voting Agreement, dated as of December 6, 1999, among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Four Media Company and Liberty Media Corporation, incorporated by reference to the same document included as Exhibit
99.2 to Current Report on Form 8-K filed by the Company on December 7, 1999, under SEC File No. 0-21943.